Exhibit 12

Unit Corporation

Proforma Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)	Three Months Ended March 31, 2011	Twelve Months Ended December 31, 2010
Income (loss) from continuing operations before income taxes	$65,607	$231,731
Interest expense	886	5,440
Amortization of capitalized interest	432	1,623

Earnings as defined	$66,925	$238,794

Fixed charges (1):
Interest expense	$886	$5,440
Capitalized interest	3,255	11,123

Total fixed charges	$4,141	$16,563

Ratio of earnings to fixed charges	16.2x	14.4x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K.